UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 10, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES
AND POSSESSIONS, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE
U.S. SECURITIES ACT OF 1933) OR IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE
PROHIBITED BY APPLICABLE LAW

MARKET RELEASE
Results of share placing
Johannesburg, 10 April 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce the successful completion of the placing announced yesterday (the "Placing").
A total of 108,932,356 new ordinary no par value shares in the authorized share capital of Sibanye-
Stillwater have been placed with existing and new institutional investors (the "Placing Shares") at a price of R15.50 per share (the "Placing Price"), raising gross proceeds of approximately ZAR1.7 billion / US$120 million (the "Proceeds"). J.P. Morgan Securities plc (the “Manager”) was the sole bookrunner in connection with the Placing.

The Placing Shares being issued represent, in aggregate, approximately 5 per cent of the Company’s issued ordinary share capital prior to the Placing. The Placing Price represents a discount of 2 per cent to the 30 day VWAP on 9 April 2019 which is in compliance with Section 5.52 of the JSE Listings
Requirements. The Placing Shares, when issued, will rank pari passu in all respects with the existing
Sibanye-Stillwater ordinary shares in issue, including the right to receive all dividends and other distributions declared, made or paid after the date of issue thereof.
An application will be made to the JSE Limited ("JSE") for the listing of the Placing Shares. Subject to approval by the JSE, Listing and trading (“Admission”) of the Placing Shares are expected to occur on the JSE on or around 15 April 2019 (or such later date as may be agreed between the Company and the Manager) and dealings in the Placing Shares are expected to commence at the same time. The
Placing is conditional upon, amongst other things, Admission of the Placing Shares on the JSE becoming effective and the placing agreement between the Company and the Manager not being terminated in accordance with its terms prior to Admission.
Placing Shares purchased by persons outside of the United States may not be deposited into the
Company’s American Depositary Share program until at least 40 days after settlement of the Placing.

Following Admission, the Company's issued share capital will comprise 2,375,192,847 ordinary shares. This figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their beneficial interest in, or a change to their beneficial interest in, the Company's ordinary shares under section 122 of the South African Companies
Act of 2008.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Pursuant to the terms of the placing agreement, Sibanye-Stillwater has agreed, subject to certain exclusions, to a lock-up arrangement for a period of 120 days from 9 April 2019.

Neal Froneman, CEO of Sibanye-Stillwater commented: “While we remain confident that the current operating and economic conditions will support our deleveraging plans during the course of the year, the enhanced balance sheet flexibility provided by this transaction, will ensure that the Company is appropriately positioned and sufficiently robust to endure any exogenous socio-economic challenges.
It is pleasing to note the significant oversubscription of the transaction which is testament to the strong market support for our Company.”
Notes

The South African rand to US dollar exchange rate used in this Announcement is 14.03.

Johannesburg
10 April 2019

For further information please contact:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sole Bookrunner: J.P. Morgan Securities plc
South African legal counsel to the Company: ENS Africa
International legal counsel to the Company: Linklaters LLP
International legal counsel to the Sole Bookrunner: Shearman & Sterling (London) LLP

IMPORTANT NOTICE

This Announcement is for information purposes only and shall not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other country. This Announcement and the information contained herein is restricted and is not for publication or distribution, directly or indirectly, in whole or in part, in or into the United States, Canada, Australia or Japan, or in any other jurisdiction in which such publication or distribution is restricted by applicable laws or regulations. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.
The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended
(“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed in or into the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act) absent registration, except in reliance on an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or in any
other Restricted Jurisdiction.
THE PLACING SHARES PURCHASED BY PERSONS OUTSIDE THE UNITED STATES MAY NOT BE DEPOSITED INTO THE
COMPANY’S AMERICAN DEPOSITARY SHARE (“ADS”) PROGRAM UNTIL A MINIMUM OF 40 DAYS AFTER THE
SETTLEMENT OF THE PLACING AND THE COMPANY’S ADSS MAY NOT BE USED IN ANY HEDGING TRANSACTION THAT
INCLUDES THE PLACING SHARES. BY PURCHASING PLACING SHARES IN THE OFFERING FROM OUTSIDE THE UNITED
STATES, YOU WILL BE DEEMED TO AGREE TO THE FOREGOING RESTRICTIONS.
The Company will instruct The Bank of New York Mellon, as depositary for the Company’s ADS program, not to accept any Placing Shares for deposit into the Company’s ADS program and to not issue and deliver ADSs in respect thereof for a period of 40 days after settlement of the Placing.
Any offer, sale, resale, delivery or other distribution of the Placing Shares within the United States during the 40-day period beginning on the date on which the Placing Shares were first offered in the Placing by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from, on in a transaction not subject to, the registration requirements of the Securities Act.
In South Africa, the Placing will only be made by way of separate private placements to: (i) selected persons falling within one of the specified categories listed in section 96(1)(a) of the South African Companies Act of 2008
("South African Companies Act"); and (ii) selected persons, acting as principal, acquiring Placing Shares for a total

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acquisition cost of ZAR1,000,000 or more, as contemplated in section 96(1)(b) of the South African Companies Act
("South African Qualifying Investors"). This Announcement is only being made available to such South African
Qualifying Investors. Accordingly: (i) the Placing is not an “offer to the public” as contemplated in the South
African Companies Act; (ii) this Announcement does not, nor does it intend to, constitute a “registered prospectus” or an “advertisement”, as contemplated by the South African Companies Act; and (iii) no prospectus has been filed with the South African Companies and Intellectual Property Commission ("CIPC") in respect of the
Placing. As a result, this Announcement does not comply with the substance and form requirements for a prospectus set out in the South African Companies Act and the South African Companies Regulations of 2011,
and has not been approved by, and/or registered with, the CIPC, or any other South African authority.
The information contained in this Announcement constitutes factual information as contemplated in section
1(3)(a) of the South African Financial Advisory and Intermediary Services Act of 2002 ("FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Placing Shares or in relation to the business or future investments of the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this
Announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. The Company is not a financial services provider licensed as such under the FAIS Act.
In terms of the Exchange Control Regulations of South Africa, any share certificates that might be issued to non-
resident shareholders will be endorsed ‘Non-Resident’. Any new share certificates, dividend and residual cash payments based on emigrants’ shares controlled in terms of the Exchange Control Regulations, will be forwarded to the Authorised Dealer controlling their remaining assets. The election by emigrants for the above purpose must be made through the Authorised Dealer controlling their remaining assets. Such share certificates will be endorsed
‘Non-Resident’, Dividend and residual cash payments due to non-residents are freely transferable from South
Africa.

No public offering of the Placing Shares is being made in the United Kingdom. In the United Kingdom, all offers of the Placing Shares will be made pursuant to an exemption under the Prospectus Directive (as defined below)
from the requirement to produce a prospectus. This Announcement is being distributed to persons in the United
Kingdom only in circumstances in which section 21(1) of the Financial Services and Markets Act 2000, as amended
(“FSMA”) does not apply. No prospectus will be made available in connection with the Placing and no such prospectus is required to be published in accordance with the Prospectus Directive.
This Announcement is for information purposes only and is directed only at persons in Member States of the
European Economic Area who are (a) qualified investors (“Qualified Investors”) within the meaning of article
2(1)(e) of the EU Prospectus Directive (which means Directive 2003/71/EC as amended, and includes the 2010 PD
Amending Directive (Directive 2010/73/EU) to the extent implemented in the relevant Member State) (the
“Prospectus Directive”) and (b) in the United Kingdom and (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom they may lawfully be communicated, all such persons together being referred to as “Relevant Persons”. In Member States of the
European Economic Area, this Announcement must not be acted on or relied on by persons who are not
Relevant Persons. Persons distributing this Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
This Announcement has been issued by, and is the sole responsibility of, the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by J.P. Morgan Securities plc (the “Manager”) or by any of its respective affiliates or agents as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.
The Manager and its respective affiliates are acting solely for the Company and no one else in connection with the Placing and will not be responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in relation to the Placing and/or any other matter referred to in this
Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on the Manager or its affiliates by its respective regulatory regimes, neither the Manager nor any of its respective affiliates accepts any responsibility whatsoever for the contents of the information contained in this Announcement or for any other statement made or purported to be made by or on behalf of the Manager or any of its respective affiliates in connection with the Company, the Placing Shares or the Placing. The Manager and each of its respective affiliates accordingly disclaim all and any responsibility and liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) in respect of any statements or other information contained in this
Announcement and no representation or warranty, express or implied, is made by the Manager or any of its respective affiliates as to the accuracy, completeness or sufficiency of the information contained in this
Announcement.
The distribution of this Announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Manager that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to

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such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this
Announcement comes are required by the Company and the Manager to inform themselves about, and to observe, such restrictions.
This Announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this Announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.
This Announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to buy Placing Shares in the
Placing must be made solely on the basis of publicly available information, which has not been independently verified by the Manager.
This Announcement does not represent the announcement of a definitive agreement to proceed with the Placing and, accordingly, there can be no certainty that the Placing will proceed. Sibanye-Stillwater reserves the right not to proceed with the Placing or to vary any terms of the Placing in any way.
The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the Johannesburg Stock Exchange.
Persons who are invited to and who choose to participate in the Placing by making an offer to take up Placing
Shares, will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained herein. Each such placee represents, warrants and acknowledges that it is a person eligible to purchase or subscribe for the Placing Shares in compliance with the restrictions set forth herein and applicable laws and regulations in its home jurisdiction and in the jurisdiction (if different) in which it is physically resident. Unless otherwise agreed in writing, each placee represents, warrants and acknowledges that it is (a) not located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any other jurisdiction in which the offer or sale of the Placing Shares to such placee would be unlawful or would require registration or other measures, and it is not acting on behalf of someone who is located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any such other jurisdiction and (b) not a U.S.
person (as that term is defined in Regulation S under the Securities Act) or purchasing for the account or benefit of a U.S. person (other than a distributor).
Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive
(EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product
Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”).
Notwithstanding the Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the
Placing. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Manager will only procure investors who meet the criteria of professional clients and eligible counterparties.
For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares.
Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

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NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE PLACING SHARES IS BEING MADE
BY ANY PERSON ANYWHERE AND THE COMPANY HAS NOT AUTHORISED OR CONSENTED TO ANY SUCH OFFERING IN
RELATION TO THE PLACING SHARES.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 10, 2019
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer